

Mail Stop 3561

July 26, 2017

<u>Via E-mail</u>
Brian F. Sullivan
Chief Executive Officer
Celcuity LLC
16305 36th Avenue N., Suite 450
Minneapolis, MN 55446

> **Re: Celcuity LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 14, 2017**
> **CIK No. 0001603454**

Dear Mr. Sullivan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2017 letter.

<u>Prospectus Summary, page 1</u>

1. We note your response to comment 4. Please disclose why you believe that your CELx diagnostic platform is commercially ready, as it appears that the final results from the clinical trial you describe on page 64 is required before commercial readiness.

2. We note your response to comment 5; however, some of your industry data and market opportunity disclosure still does not include the sources or the bases for projections. For example, we note your statements on the price per test and the potential new annual revenue for your companion diagnostic test. Please disclose the basis, including any sources and assumptions, for these statements. With your assumptions, also describe the

specific risks related to these assumptions. Please also disclose the basis for your statement that you "are the first company to launch diagnostic tests that measure the signaling pathway activity in a patient's live tumor cells." For your industry data, such as the targeted therapy objective response rates on page 2, please disclose the source, including the date of the source. Note that this is not meant to represent an all-inclusive list of where your disclosure should be improved. Make similar revisions under the Business section.

Capitalization, page 32

3. We read your response to comment 7. Please also include pro forma income statement information for the year ended December 31, 2016 and the 2017 interim period giving effect to the sale of convertible notes, the LLC conversion and the note conversion into common stock.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Eric O. Madson
       Fredrikson & Byron, P.A.